SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



# Form 6-K

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

**For the month of April 2002**

(Commission File No. 001-14493)

## TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

**Telesp Cellular Holding Company**

(Translation of registrant's name in English)



**Rua Abílio Soares, 409**
**Paraíso - São Paulo, SP**
**The Federative Republic of Brazil**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

# TELESP CELULAR PARTICIPAÇÕES S.A.

## MESSAGE TO THE STOCK EXCHANGES

Telesp Celular Participações S.A. ("TCP") plans to undertake an overall capital increase of its common and preferred shares in connection with an anticipated rights offering to holders of its common shares, preferred shares and American Depositary Shares, or ADSs, as described in the "Relevant Fact" published in the "Diário Oficial" on March 9, 2002 and in the "Gazeta Mercantil" on March 11, 2002. We are hereby announcing that a registration statement on Form F-3, relating to the offering of TCP preferred shares, in the form of preferred shares or ADSs, to holders of TCP preferred shares and ADSs, as part of the overall capital increase described above, was filed with the United States Securities and Exchange Commission (the "SEC") on March 18, 2002 and is currently under review by the SEC.

As a result of the uncertain timing of the SEC review process, the Meeting of the Board of Directors of TCP, to evaluate and determine the final terms and conditions for the issuance of new shares in the overall capital increase, including the issue price and the exact number of shares to be issued, which was expected to be held on April 16, 2002, may be postponed to the first half of May.

After the SEC has completed its review of TCP's registration statement on Form F-3, we will inform the market accordingly.

São Paulo, April 4, 2002

**MARIA PAULA CANAIS**
Director of Investor Relations
**Telesp Celular Participações S.A.**

**A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.**

**Any public offering of securities of TCP in the United States will be made by means of a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, that may be obtained from TCP at Rua Abílio Soares, 409, 04005-001 Sao Paulo, Brazil or from the information agent, D.F. King & Co., Inc. at 77 Water Street, New York, New York 10005.**

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Telesp Celular Participações S.A.**

Date: 4/4/02

By: [signature]

Name: Maria Paula Canais

Title: Director of Investor Relations